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                             August 29, 2022

       Walter S. Hulse, III
       Chief Financial Officer and Treasurer
       ONEOK, Inc.
       100 West 5th Street
       Tulsa, Oklahoma 74103

                                                        Re: ONEOK, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-13643

       Dear Mr. Hulse:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed March 1, 2022

       General

   1. We note that you provided more expansive disclosure in your 2021-2022 Corporate
                                                        Sustainability Report
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your 2021-2022 Corporate Sustainability Report.
 Walter S. Hulse, III
FirstName  LastNameWalter S. Hulse, III
ONEOK, Inc.
Comapany
August 29, NameONEOK,
           2022         Inc.
August
Page 2 29, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
37

2.       We note your disclosure on page 7 stating that there are    several
potential pathways
         toward achieving [y]our emissions reduction target,    including the
electrification of
         certain natural gas compression assets. Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the last three years and for any future periods as part of your response.
3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             increased demand for generation and transmission of energy from alternative energy sources.
4. We note your disclosure on page 24 of your Form 10-K regarding the impact of the physical risks associated with climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:
             quantification of weather-related damages to your property or operations, including any damages as a result of weather events such as Winter Storm
Uri;
             potential for indirect weather-related impacts that have affected or may affect your major suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K, as applicable.
5. We note your disclosure on pages 16-18 of your Form 10-K regarding compliance with environmental laws and regulations, including those relating to climate change. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and your expectations for future periods.
6. Please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods. Walter S. Hulse, III
FirstName  LastNameWalter S. Hulse, III
ONEOK, Inc.
Comapany
August 29, NameONEOK,
           2022         Inc.
August
Page 3 29, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation